FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-179875

DATED MAY 8, 2013

STATE STREET CORPORATION

$1,000,000,000 3.100% Senior Subordinated Notes due 2023

Pricing Details

Issuer:	State Street Corporation

Security:	3.100% Senior Subordinated Notes due 2023

Aggregate Principal Amount:	$1,000,000,000

Trade Date:	May 8, 2013

Settlement Date (T+5):	May 15, 2013

Maturity Date:	May 15, 2023

Coupon:	3.100%

Price to Public (Issue Price):	99.838%

Yield to Maturity:	3.119%

Pricing Benchmark:	UST 2.000% Notes due February 15, 2023

UST Spot (Yield):	1.769%

Spread to Benchmark:	+135 basis points

Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each November 15 and May 15, commencing on November 15, 2013

Day Count Convention:	30/360

Business Day Convention:	Following, Unadjusted

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477AL7

ISIN:	US857477AL77

Expected Ratings[1]:	A2 / A / A / A (high) (Moody’s / S&P / Fitch / DBRS)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Lloyds Securities Inc. UBS Securities LLC Wells Fargo Securities, LLC

Junior Co-Managers:	Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

At March 31, 2013, on a consolidated basis, State Street Corporation’s outstanding senior indebtedness totaled approximately $6.341 billion, and after giving effect to the issuance of $500,000,000 aggregate principal amount of the senior notes due 2018 offered by the preliminary prospectus supplement, dated May 8, 2013 (the “Preliminary Prospectus Supplement”), would have totaled approximately $6.841 billion.

Other financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

All terms used and not otherwise defined in this final term sheet have the respective meanings assigned to such terms in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Goldman, Sachs & Co at 1-866-471-2526 or Morgan Stanley & Co. LLC at 1-866-718-1649.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.